EXHIBIT 99.6

Press Release

Spain: Total signs a 45 MW renewable corporate power

purchase agreement with Merck1

Paris, May 20, 2021 – Total and MSD, known as Merck & Co. signed a major renewable corporate power purchase agreement (CPPA) over a period of 10 years, with 90 GWh a year of clean energy produced by a 45 MW utility-scale solar power projects from Total’s portfolio in Spain, Castilla La Mancha region.

As part of its ambition to get to net zero by 2050, together with society, Total actively supports its customers and partners in their efforts to reduce the carbon footprint of their activities through their energy transition.

With a strong expertise in the development, construction and operation of renewable energy projects, Total was chosen as a trusted partner to contribute to MSD’s ambition to source 100% of its purchased electricity with renewables.

“This agreement with MSD contributes to securing the revenues of our solar projects in Castilla La Mancha region in Spain and paves the way to launching the construction of new sites,” said Julien Pouget, Senior Vice President Renewables at Total. “Our global portfolio of renewables projects makes us one of the key players to supply green electricity to corporate players willing to decarbonize their electricity consumption and thus reduce their carbon footprint in order to accelerate the transition toward a carbon neutral world.”

“This contract is an important step for MSD toward meeting its commitment to sustainability by bringing carbon-free energy to the Spanish grid and reducing the environmental impact of our European operations. As a human and animal health company, we see our renewable energy strategy as fully integrated with MSD’s mission to save and improve lives”, said Susanna Webber, senior vice president, Global Supplier Management Group and Chief Procurement Officer, MSD.

Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in renewables and electricity that should account for up to 40% of its sales by 2050. At the end of 2020, Total's gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. Total will continue to expand this business to reach 35 GW of gross production capacity from renewable sources by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 in renewable energies.

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1 Also known as MSD (Merck & Co. Inc of Kenilworth, New Jersey in the US and Canada)

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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